UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                            TFS Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87240R 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Ned Quint, Esq.
                          Luse Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2000
--------------------------------------------------------------------------------
    (Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)


                                 April 20, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.




                         (Continued on following pages)
                                Page 1 of 6 Pages

 CUSIP NO.     87240R 10 7            13D                     Page 2 of 6 Pages

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Third Federal Savings and Loan Association of Cleveland, MHC
     EIN:  52-2054945
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR
     2(e)                                                                   [ ]

     Not Applicable
--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     227,119,132
--------------------------------------------------------------------------------

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

           -0-
--------------------------------------------------------------------------------

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

           227,119,132
--------------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     227,119,132
--------------------------------------------------------------------------------

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------

CUSIP NO.     87240R 10 7            13D                     Page 3 of 6 Pages
--------------------------------------------------------------------------------

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.34%
--------------------------------------------------------------------------------

14.TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, par value $0.01 per share ("Common Stock"), of TFS Financial Corporation, a federal corporation (the "Issuer") and sole stockholder of Third Federal Savings and Loan Association of Cleveland (the "Association"). The address of the Issuer's principal executive office is 7007 Broadway Avenue, Cleveland, Ohio 44105.

Item 2.  Identity and Background
--------------------------------

     This Schedule is filed on behalf of Third Federal Savings and Loan Association of Cleveland, MHC, a federally chartered mutual holding company (the "Company"). The Company's principal business is the ownership of the majority of the Issuer's shares of Common Stock. The business address of the Company is 7007 Broadway Avenue, Cleveland, Ohio 44105.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors and Executive Officers


         Name                                              Occupation
------------------------------  -----------------------------------------------------------------------------------------------
Marc A. Stefanski               Chairman of the Board, President and Chief Executive Officer of the Company, the Issuer and the
                                Association
Thomas J. Baird                 Managing partner of Baird & Roselli, a law firm
Martin J. Cohen                 Managing partner of H & M Management Company
Robert A. Fiala                 President of the architecture firm, ThenDesign
John J. Fitzpatrick             Founder and partner of Fitzpatrick Associates dba The Family Business Resources and Business
                                Leadership Centers
James S. Gascoigne              Founder and managing member of Baywater Capital Partners LTD, Baywater Associates, LTD, and
                                Baywater Realty Company Limited
Bernard S. Kobak                Executive Vice President and Corporate Secretary of the Company
William C. Mulligan             Managing Director of Primus Venture Partners, a private equity firm
Marianne Piterans               Director of Human Resources of the Association
Paul W. Stefanik                Retired
Anthony W. Zepp                 Retired
Judith Z. Adam                  Chief Accounting Officer of the Company, the Issuer and the Association
David S. Huffman                Chief Financial Officer of the Company, the Issuer and the Association
Paul J. Huml                    Chief Operating Officer of the Company and the Issuer
John P. Ringenbach              Chief Operating Officer of the Bank


CUSIP NO.     87240R 10 7            13D                     Page 4 of 6 Pages

(d) During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)      All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The Issuer was formed in May 1997 for the purpose of becoming the stock holding company of the Association and the Company was formed in May 1997 for the purpose of becoming the mutual holding company parent of the Issuer. On April 20, 2007 and pursuant to the Issuer's Stock Issuance Plan (the "Plan"), 227,119,132 shares of Common Stock were issued to the Company, 5,000,000 shares were issued to Third Federal Foundation, and 100,199,618 shares of Common Stock were issued to depositors and the Association's tax-qualified employee stock benefit plans of the Association (the "Stock Offering").

Item 4.  Purpose of Transaction
-------------------------------

     The primary purpose of the Issuer's Stock Offering was to allow the Issuer and the Association to grow through expanded operations, as well as through increased branching. In addition, the Stock Offering gives the Association and the Issuer greater flexibility to structure and finance the expansion of operations, including possible de novo branching, and to diversify into other financial services. Because the Issuer only issued a minority of its common stock for sale in the Stock Offering, the Association's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

     However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO.     87240R 10 7            13D                     Page 5 of 6 Pages

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     a. As of April 20, 2007, the Company directly and beneficially owned 227,119,132 shares of the Issuer's Common Stock, which represented 68.34% of the issued and outstanding shares of Common Stock on such date.

     b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

     c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of April 20, 2007, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         None.

CUSIP NO.     87240R 10 7            13D                     Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                            THIRD FEDERAL SAVINGS AND LOAN
                                            ASSOCIATION OF CLEVELAND, MHC


                                        By: /s/ Marc A. Stefanski
                                            ----------------------------------
                                            Marc A. Stefanski
                                            Chairman, President and Chief
                                            Executive Officer


Date: April 24, 2007